ATTORNEYS AT LAW

One Independent Drive, Suite 1300

Jacksonville, FL 32202-5017

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

WRITER’S DIRECT LINE
904.633-8913

mkirwan@foley.com EMAIL

CLIENT/MATTER NUMBER

045952-0199

May 21, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:  John Dana Brown

Re:	22nd Century Group, Inc. Registration Statement on Form S-3 Filed April 18, 2014 File No. 333-195386

Dear Mr. Brown:

The following information is furnished in response to the comments in your letter to Joseph Pandolfino regarding 22nd Century Group, Inc. (the “Company”) dated May 15, 2014. Your comments are reproduced below in bold italics, followed in each case by our response on behalf of the Company.

Calculation of Registration Fee Table

1.	We note your disclosure in footnote 2 to this table that any securities registered under the registration statement may be sold separately or as units. Please explain to us why you are not registering these units. If you do intend to register them, please revise the registration statement and opinion accordingly.

Response

The Company has revised footnote two to the fee table to delete the applicable sentence.

Description of Stock Purchase Contracts and Stock Purchase Units, page 16

2.	We note that you contemplate offering stock purchase units which may consist of other securities or debt obligations of third parties. Please explain to us what plans you have for issuing such stock purchase units and provide us with an example of the disclosure you intend to provide about these securities in connection with any such offering. Additionally, to the extent that you offer stock purchase units consisting of securities or debt obligations of third parties, please have counsel revise its legality opinion to address the legality of each component of the stock purchase unit. Alternatively, please remove any language regarding the offering of stock purchase units consisting of securities or debt obligations of third parties.

Response

The Company has deleted the language on page 16 regarding the offering of stock purchase units consisting of securities or debt obligations of third parties. In addition, the legality opinion has been revised to remove such references.

Boston Brussels CHICAGO Detroit	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. John Dana Brown

May 21, 2014

Exhibit 5.1

3.	We note that the legality opinion is limited to Nevada law yet the indenture is governed by New York law. As debt securities are contractual obligations, counsel must opine on the law of the jurisdiction governing the indenture to determine whether or not it is an enforceable contract and, therefore, a binding obligation. Please either revise the legality opinion to state that it also covers the laws of the State of New York or provide a separate opinion from New York counsel.

Response

A revised legality opinion has been filed that references the laws of the State of New York with respect to the debt securities being registered.

* * * * *

Please find filed as separate correspondence a statement from the Company that provides the “Tandy” acknowledgments.

If you should have any additional questions, please contact me at (904) 633-8913.

Sincerely,

/s/ Michael B. Kirwan
Michael B. Kirwan

cc:	Joseph Pandolfino